SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 2)

ShangPharma Corporation
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

81943P104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81943P104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,594,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,594,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,594,220 (See Items 2, 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
As further described in Item 2, the Reporting Persons (as defined below) may be deemed to beneficially own the Ordinary Shares (as defined below) of the Issuer (as defined below) beneficially owned by the Founder Reporting Persons (as defined below) and Han Ming (as defined below), including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder (as defined below) within 60 days of the date hereof under the terms of certain restricted share units.

**
The calculation is based on 336,673,124 Ordinary Shares outstanding as of February 22, 2013 (including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units), which figure is based on information provided in the proxy statement of the Company filed as an exhibit to Schedule 13E-3/A on February 25, 2013.

CUSIP No. 81943P104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,594,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,594,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,594,220 (See Items 2, 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (see instructions) IN

*
As further described in Item 2, the Reporting Persons may be deemed to beneficially own the Ordinary Shares of the Issuer beneficially owned by the Founder Reporting Persons and Han Ming, including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units.

**
The calculation is based on 336,673,124 Ordinary Shares outstanding as of February 22, 2013 (including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units), which figure is based on information provided in the proxy statement of the Company filed as an exhibit to Schedule 13E-3/A on February 25, 2013.

CUSIP No. 81943P104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,594,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,594,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,594,220 (See Items 2, 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (see instructions) IN

*
As further described in Item 2, the Reporting Persons may be deemed to beneficially own the Ordinary Shares of the Issuer beneficially owned by the Founder Reporting Persons and Han Ming, including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units.

**
The calculation is based on 336,673,124 Ordinary Shares outstanding as of February 22, 2013 (including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units), which figure is based on information provided in the proxy statement of the Company filed as an exhibit to Schedule 13E-3/A on February 25, 2013.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 16, 2012, as amended and restated by Amendment No. 1 filed on December 26, 2012 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the fourth paragraph in Item 2 of the Original Schedule 13D in its entirety as set forth below:

“As further described in Item 4 below, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Section 13(d)(3) of the Act) with Michael Xin Hui (the “Founder”), ChemExplorer Investment Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“ChemExplorer”), ChemPartner Investment Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“ChemPartner”) and Joint Benefit Group Limited, a company incorporated under the laws of the British Virgin Islands (“Joint Benefit” and together with ChemExplorer and ChemPartner, the “Founder Vehicles” and, together with the Founder, the “Founder Parties”) and (b) beneficially own the 2,857,506 Ordinary Shares (the “Han Ming Shares”) beneficially owned by  Han Ming Tech Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Han Ming”), and the 184,502,700 Ordinary Shares (the “Founder Shares”) beneficially owned by the Founder Parties and certain trusts and individuals (collectively, the “Founder Reporting Persons”), including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units and 570,870 Ordinary Shares represented by American Depositary Shares of the Issuer (“ADSs”, each ADS representing 18 Ordinary Shares) held by Joint Benefit Group.  Each Reporting Person disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Founder Reporting Persons, Han Ming or any other person, and do not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with the Founder Reporting Persons or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Ordinary Shares beneficially owned by the Founder Reporting Persons, Han Ming or any other person or is a member of a group with the Founder Reporting Persons or any other person.”

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by replacing the paragraph under the subheading Debt Commitment Letter in its entirety as set forth below:

“In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Standard Chartered Bank (Hong Kong) Limited (“SCB”) and Parent entered into a letter agreement (the “Debt Commitment Letter”), pursuant to which SCB agreed to, subject to certain conditions, arrange and underwrite the financings required to complete the Merger, including (a) a senior amortizing term loan facility in an aggregate amount of $25 million (“Facility A”), (b) a senior term loan facility in an aggregate amount of $15 million (together with Facility A, the “Term Facilities”), (c) a senior offshore revolving credit facility in an aggregate amount of $4 million (the “Offshore Revolving Facility”) and (d) an uncommitted onshore senior secured revolving credit facility in an aggregate amount of $5 million (the “Onshore Revolving Facility”).  The Term Facilities will be used to finance the Per Ordinary Share/Per ADS Merger Consideration and the payment of fees, costs and expenses incurred in connection with the Acquisition.  The Offshore Revolving Facility will be used for general corporate and working capital purposes of, among others, Parent, Merger Sub and the Issuer.

Pursuant to the Debt Commitment Letter, SCB and Parent entered into a term and revolving facilities agreement, dated February 22, 2013 (the “Offshore Facilities Agreement”).  The Offshore Facilities Agreement provides an aggregate of $44 million in debt financing to Parent, consisting of (i) the Term Facilities and (ii) the Offshore Revolving Facility.  The Offshore Facilities Agreement also provides for Parent and SCB to enter into an onshore facility agreement as of the Closing Date for the Onshore Revolving Facility.  The terms and conditions set forth in the Offshore Facilities Agreement do not materially alter terms and conditions set forth in the Debt Commitment Letter, except that the Onshore Revolving Facility will provide for an aggregate amount of RMB32 million, which is equal to approximately $5 million.”

Page 5 of 9 Pages

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“The description of the Proposal, the original Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Limited Guaranty, the TPG Equity Commitment Letter, the Joint Benefit Equity Commitment Letter, the Debt Commitment Letter, the Interim Investors Agreement and the Offshore Facilities Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal, the original Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Limited Guaranty, the TPG Equity Commitment Letter, the Joint Benefit Equity Commitment Letter, the Debt Commitment Letter, the Interim Investors Agreement and the Offshore Facilities Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11, Exhibit 12 and Exhibit 13, respectively, and that are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b)  The following disclosure assumes that there are a total of 336,673,124 Ordinary Shares outstanding as of February 22, 2013 (including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares of the Issuer issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units), which figure is based on information provided in the proxy statement of the Company filed as an exhibit to Schedule 13E-3/A on February 25, 2013.

As further described in Item 2, pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 224,594,220 Ordinary Shares, including, pursuant to Rule 13d-3(d) of the Act, 2,250,000 Ordinary Shares issuable to the Founder within 60 days of the date hereof under the terms of certain restricted share units and 570,870 Ordinary Shares represented by ADSs, which constitutes approximately 66.7% of the outstanding Ordinary Shares.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by inserting the following after the last paragraph thereof:

“13.
Term and Revolving Facilities Agreement dated February 22, 2013, by and between Standard Chartered Bank (Hong Kong) Limited and ShangPharma Parent Limited (previously filed with the Commission as Exhibit (b)-(7) to Schedule 13E-3/A filed by ShangPharma Corporation, ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, TPG Star, L.P., TPG Biotechnology Partners II, L.P., Han Ming Tech Investment Limited on February 25, 2013).”

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2013

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (previously filed with the Original Schedule 13D).

3.
Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Original Schedule 13D).

4.
Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

5.
Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Issuer’s Form 6-K on December 26, 2012).

6.
Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

7.
Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

8.
Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation (previously filed with the Commission as Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

9.
Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

Page 8 of 9 Pages

10.
Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited (previously filed with the Commission as Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

11.
Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

12.
Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 12 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

13.
Term and Revolving Facilities Agreement dated February 22, 2013, by and between Standard Chartered Bank (Hong Kong) Limited and ShangPharma Parent Limited (previously filed with the Commission as Exhibit (b)-(7) to Schedule 13E-3/A filed by ShangPharma Corporation, ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, TPG Star, L.P., TPG Biotechnology Partners II, L.P., Han Ming Tech Investment Limited on February 25, 2013).

Page 9 of 9 Pages